UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-33773
(Check One) ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	CUSIP NUMBER M15629 10 4

For Period Ended: December 31, 2018

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

B Communications Ltd.

Full Name of Registrant

N/A

Former Name if Applicable

2 Dov Friedman Street

Address of Principal Executive Office (Street and Number)

Ramat Gan 5250301, Israel

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collections of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1344 (04-09)

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is in the process of compiling information and completion of control and auditing processes for the year ending December 31, 2018 for the Form 20-F, all of which such processes have not yet been finalized yet.

The Registrant anticipates that it will file the Annual Report no later than the 15th calendar day following the prescribed filing date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ami Barlev, CEO	+972-3-9240000
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes     ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported, the Registrant expects to report a loss attributable to shareholders of approximately NIS 1.05-1.1 billion (approximately $280-$300 million) for the year ended December 31, 2018 compared with a net profit of NIS 78 million in 2017. The loss in 2018 was mainly due to the one-time net impairment charges relating to DBS in the amount of NIS 1.5 billion ($400 million) and a NIS 560 million ($150 million) provision for costs associated with the early retirement of Bezeq Fixed-Line employees. In addition, B Communications had impairment charges of approximately NIS 610-660 million ($160-180 million) with respect to its carrying value of Pelephone and Bezeq International.

As previously reported, the Israeli Securities Authority, or the ISA, investigated Bezeq - The Israel Telecommunication Corp. Ltd., or Bezeq, a subsidiary of the Registrant, and several of Bezeq’s officers and directors with respect to certain alleged criminal offenses. The Registrant’s auditors are expected to issue a “qualified opinion” on the Registrant’s financial statements because of the inability to obtain sufficient supporting evidence as to the effect, if any, of the investigation proceedings on the consolidated financial statements and “going concern” emphasis of the matter. Furthermore, the Registrant’s auditors are expected to issue a “disclaimer of opinion” on the Registrant’s internal controls over financial reporting, or ICFR, based on their inability to obtain sufficient appropriate audit evidence to provide a basis for an audit opinion on the effectiveness of the Registrant’s ICFR as a result of the investigation.

Date: May 1, 2019	By:	/s/ Ami Barlev
Ami Barlev, CEO

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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